                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13d-1(b) AND (c) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*


                          SCB Computer Technology, Inc.
     ----------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
     ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                   78388N 10 7
              -----------------------------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           (Continued on following(s))

                                Page 1 of 4 Pages


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---------------------                                       -----------------
CUSIP No. 78388N 10 7                  13G/A                Page 2 of 4 Pages
---------------------                                       -----------------


-------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ben C. Bryant, Jr.
-------------------------------------------------------------------------------
      2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]

          N/A                                                        (b)  [ ]
-------------------------------------------------------------------------------
      3   SEC USE ONLY


-------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION


             United States
-------------------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER

       SHARES                   2,601,874
                     ----------------------------------------------------------
    BENEFICIALLY         6     SHARED VOTING POWER

      OWNED BY                   N/A
                     ----------------------------------------------------------
        EACH             7     SOLE DISPOSITIVE POWER

      REPORTING                2,601,874
                     ----------------------------------------------------------
       PERSON            8     SHARED DISPOSITIVE POWER

        WITH
                               N/A
-------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          2,601,874
-------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


           23.2%
-------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*


                  IN
-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                            Page 3 of 4 Pages


                                 SCHEDULE 13G/A




                                                    Description
                                                    -----------

Item 1(a).            Name of Issuer:              SCB Computer Technology, Inc.

Item 1(b).            Address of Issuer's          1365 West Brierbrook Road
                      Principal Executive          Memphis, TN 38138
                      Offices:

Item 2(a).            Name of Person Filing:       Ben C. Bryant, Jr.

Item 2(b).            Address of Principal         1365 West Brierbrook Road
                      Business Office:             Memphis, TN 38138

Item 2(c).            Citizenship:                 United States

Item 2(d).            Title of Class               Common stock ("Common Stock")
                      of Securities:

Item 2(e).            CUSIP Number:                78388N 10 7


Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or Rule 13d-2(b).

Item 4.        Ownership:

                      This Schedule 13G/A is filed to reflect ownership as
                a percentage of total number of outstanding shares as of December 31, 1997.




    Total Shares
  of Common Stock    Percent        Sole        Shared        Sole        Shared
    Beneficially       of          Voting       Voting      Power to     Power to
      Owned(1)       Class(2)      Power        Power       Dispose      Dispose
  ---------------   ---------     -------       -------     --------     --------
    2,601,874         23.2%      2,601,874        N/A       2,601,874      N/A



--------------

     (1) Within the meaning of Rule 13d-3, as amended.

     (2) As computed pursuant to Rule 13d-3(d)(1)(i).

                                                             Page 4 of 4 Pages


Item 5.  Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable.

Item 8.  Identification and Classification of Members of the Group:

             Not applicable.

Item 9.  Notice of Dissolution of Group:

             Not applicable.

Item 10. Certification:

             Not applicable.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 9th day of February, 1998.



                                          /s/ Ben C. Bryant, Jr.
                                    -------------------------------------------
                                    Ben C. Bryant, Jr., Chief Executive Officer